

Mail Stop 3720

April 16, 2010

<u>Via US Mail and Facsimile: (513) 824-3389</u>

Kenneth W. Lowe
Chairman, President and Chief Executive Officer
Scripps Networks Interactive, Inc.
312 Walnut Street
Cincinnati, OH 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-34004**

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Signatures, page 17</u>

1. Please confirm that your Form 10-K was signed by your principal accounting officer or controller. In future filings, indicate which officer is signing in such capacity. Refer to General Instruction D.2 to Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, page F-5

2.   You disclose in your summary of accounting policies at page F-5 that you have
        identified two reporting units for the purpose of testing goodwill for impairment.
        If the fair value of your Lifestyle Media reporting unit is not substantially in
        excess of the carrying value we believe you should provide the following
        information:

    •   Percentage by which fair value exceeded carrying value as of the date of the
        most recent test;
    •   Discussion of the degree of uncertainty associated with the key assumptions
        used in estimating fair value. The discussion regarding uncertainty should
        provide specifics to the extent possible (e.g., the valuation model assumes
        recovery from a business downturn within a defined period of time); and
    •   Description of potential events and/or changes in circumstances that could
        reasonably be expected to negatively affect the key assumptions.

        Otherwise, disclose if true, in your critical accounting policies and estimates
        section of MD&A that your reporting unit is not at risk of failing step one of the
        goodwill impairment test.

        Please provide us with the proposed disclosures you intend to include in your next
        Form 10-Q to comply with the above comment on impairment testing of
        goodwill.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your letter over EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief